BioLineRx Ltd.
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871, Israel
(972) (8) 642-9100

October 16, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes

Re:	BioLineRx Ltd.’s Registration Statement on Form F-3 (File No. 333-205700) (the “Registration Statement”)

Ladies and Gentlemen:

BioLineRx Ltd. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 2:00 pm, eastern time, on Friday, October 16, 2015, or as soon thereafter as practicable.  The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edward Welch of Morrison & Foerster LLP with any questions at 212-336-4046.  Thank you for your assistance with this filing.

Sincerely yours, BIOLINERX LTD.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

cc: Morrison & Foerster LLP